INVEST IN **TAP SYSTEMS, INC.**

The next generation of input technology

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tapwithus.com Los Angeles, CA

Technology | Female Founder | Hardware | Ecommerce | AR & VR

Highlights

1. Our first product has over 40,000 customers, and a 4+ star Amazon rating
2. We have $4.5 million in sales to date
3. Our mass market product has just launched, and addresses a huge potential market
4. Founders include co-inventor of the Cell Phone Camera & inventor of Digital Radiology, w/IPO, Acquis
5. Over $16 million raised to date from founders, investors, and individuals.
6. We have over 5,000 backers, who have invested $3.5 million in Crowdfunding

Featured Investor

Erik Michael Fredriks Follow
Syndicate Lead

Invested $65,000

"I am a big believer in the product after experiencing myself how clumsy the interaction is by just using the operating procedures for VR glasses. It became clear to me that finding a good solution for such a poor interaction would potentially be a big step forward in using such accessories. In 2022 i invested in order to support the development of a product that would facilitate the interaction. Now 2 years later the product is there and i am happy to support the next phase !"

Our Team

Dovid Schick CEO and Co-Founder

David Schick is the founder and former CEO of Schick Technologies, where he invented and commercialized the first digital X-ray systems for dentists. He took the Company public on the NASDAQ in less than five years. Mr. Schick has over 100 patents.

AR and VR is a once in a lifetime opportunity - it is the next major computing platform.

Dr. Sabrina Kemeny President and Co-Founder

Kemeny is the co-inventor of the CMOS image sensor chip used in virtually all digital cameras. She is the co-founder and former CEO of Photobit, which successfully scaled up and commercialized the technology before selling the company to Micron.

Tap Systems is on a mission to revolutionize input.


"It's Called the Future..."
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Backed by over 5,000 investors, and over 40,000 customers, Tap Systems' pioneering approach to the world's first all-in-one wearable keyboard, mouse and remote controller is on track to transform the $1 Trillion consumer electronics industry.


TapXR replaces
• keyboard
• mouse
• remotes

We're giving people all over the world the ability to control all of their digital devices in a simple, fast and easy way. With Tap Systems, input isn't just functional, it's revolutionary.

Only 20% of people in the world can actually touch type. That means that 4 out of 5 people in the world have to hunt and peck each character on their keyboard. With Tap, everyone can touch-type with just a few minutes of practice.


Most people in the world still use a keyboard layout from 1878.

Even as technology advances, digital and virtual devices such as SmartTVs, VR and MR devices still incorporate an ancient keyboard layout which requires the user to click several times just to move between letters before selecting the letter they want.

Despite rapid technological progress in the development of alternative input methods such as voice recognition, hand tracking and EMG, users are still stuck with sub par experiences which are inaccurate, fatiguing and frustrating.


Mark Gurman
@markgurman
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The Vision Pro virtual keyboard is a complete write-off at least in 1.0. You have to poke each key one finger at a time like you did before you learned how to type. There is no magical in-air typing. You can also look at a character and pinch. You'll want a Bluetooth keyboard.
12:35 PM · Jan 12, 2024 · 656K Views

The wide adoption of AR/VR/MR/XR is delayed simply because people are not

able to extract more value out of these devices. While they willingly spend $500 - $3,500 per device, the complaint across the board is consistent - they lack basic input capabilities such as typing, scrolling through pages and selecting content with ease.



TapXR is the first ever wearable device that lets *users interact with any screen* and achieve any task.

Our patented technology presents breakthroughs in hardware, software, sensors and artificial intelligence, delivering a new experience that redefines how people are able to interact with consumer electronics.

TAP *PATENTS*

01 Master Tap Patent
10,599,216 B2

Fundamental patent that covers the basic tapping technology, including both the Tap Strap and TapXR, as well as other future embodiments

02 Multi Tap Patent
10,684,701 B1

Patent that protects the method of expanding the character set by using multi-taps, switch mode, shift mode and other methods

03 Dynamic Mode Switching
10,691,205 B1

Patent that protects the invention of being able to dynamically change the output of the Tap device so that it can support context appropriate outputs

04 Extended Character Set
10,955,935 B2

Continuation in part of patent 10,684,701, includes expanded combinations that generate expanded graphics or commands such as emojis, etc.

05 Tap Alphabet Patent
11,009,950 B2

Patent that protects the use of the Tap Alphabet

06 Bi-directional Patent
11,009,968 B1

Patent on Tap device that also receives data that is haptically conveyed to the user

07 Low Power Patent
11,797,086 B2

Patent that protects novel power management systems for Tap devices to extend battery life

We've redesigned the user interface, allowing people to use familiar, simple, intuitive gestures to control any and all of their digital devices, all in the same comfortable, easy and ergonomic way.

The proprietary Tap input system has already been proven to work in thousands of different use cases, across hundreds of languages, applications and cultures.

Tap Strap 2018
Finger Wearable
Experimental Proof of Concept
40,000+ units sold



Total Addressable Market
100,000 Units

TapXR 2023
Wrist Wearable
All day comfortable wearable
Improved accuracy
Extended gesture recognition



Total Addressable Market
1,000,000 Units

Tap Chip 2025
Single Chip Tap Detector
Low cost, low power
Integrates into smart watches,
fitness bands, braclets etc.



Total Addressable Market
1,000,000,000 Units

Our prototype - the Tap Strap has already sold over 40,000 units, generating over $4.5 million in sales while receiving a 4+ star rating on Amazon.

Tap already has over *40,000 users* and thousands of influencers advocating for us.

We are now shipping the TapXR - our flagship consumer product, a wrist worn wearable device that has been optimized to be worn for an entire day and be paired with multiple digital devices.

While TapXR holds the key for the future adoption of wearable screens such as AR glasses and VR headsets, it is already widely adopted across many popular categories such as gaming, digital art, manufacturing, frontline workers, professional presentations, travel and home office settings.



The tapping community has already created over 7,500 custom Tapping layouts that help users navigate through content, trigger key binds, macros and hotkey commands into popular software applications and personalize the way they interact with each and every electronic device they own.

We believe that the future is one of personalization, where each person can personalize not only what they wear, eat or drink, but also how they choose to interact with tools and devices around them.

TapXR is 100% customizable
with 7,500+ TapMaps to choose from





200+	1,500+	500+
Language Maps	Pro App Maps	Gaming Maps

TapXR provides a unique opportunity for users to embrace technology and have it working for them and not be dragged through tedious onboarding experience with each and every new device they purchase.

TapXR offers users the ability to simplify the most complex actions into simple, easy and intuitive finger gestures that we already do, all day, every day.

Tap is *10X faster to learn* than QWERTY touch typing. 2X faster in typing than the national average.

Our product is so intriguing and thought provoking that a simple search into YouTube will yield 100's of results from articles on publications like The Wall Street Journal, Mashable, TechCrunch, Futurism to popular YouTubers like Linus Tech Tips, PixImperfect, Ergo Josh and many others.

People all over the world are realizing the untapped potential of consolidating all of their input devices into one, easy to use modality that wins over all of them combined.

Comparable to premium, ergonomic keyboard & mouse sets.

	TapXR	Logitech Ergo	Microsoft Sculpt
Keyboard	✓	✓	✓
Mouse	✓	✓	✓
Controller	✓	—	—
Bluetooth	✓	✓	✓
Portable	✓	—	—
Pair w/ any device	✓	—	—

Tappers not only (*actually!*) learn to "touch type" but they also achieve faster typing speeds!

Utilizing our highly optimized cognitive onboarding system, new Tappers begin typing complete words and sentences only a few short minutes after unboxing their TapXR.

We've observed thousands of people and have optimized our onboarding process to shorten the learning curve to be short, enjoyable and effective.

By utilizing advanced machine learning and AI neural networks, we've developed an alphabet learning algorithm that is unlike any other.

Input Comparison :

	TapXR	Voice	Hand Tracking
Discrete	✓	—	—
Accurate	✓	—	—
Non-Fatiguing	✓	—	—
Works w/ Any Device	✓	—	—
Composing Text	✓	PARTIAL	PARTIAL
Controlling Content	✓	PARTIAL	PARTIAL
Navigating the web	✓	—	PARTIAL

As humans' relationship with technology grows deeper and deeper each year, so does our necessity to improve the way we interact with it. In the past few years, technology giants such as Meta, Apple, Google and Microsoft have poured billions of dollars into developing the next generation of personal computing, and acquiring several startups with unicorn valuations along the way.

US Consumer Electronics Market : Size, by Product, 2024-2030



What Apple did for mobile computing Tap Systems can do for consumer electronics. Our product has already been validated by more than 40,000 customers. The demand for input devices for AR and VR alone is expected to total over 100 million units in the next three years.

Number of *human machine interface* dedicated augmented reality (AR) & virtual reality devices (VR) worldwide from 2024 to 2030, by context



If Tap can achieve even a 1% market share, that would translate to 1 million units sold, which would set us on the road to a potential M&A or IPO.



2015 Incorporation R&D
2018 Tap Strap 1 launch
2022 TapXR development began

2017 Pre-orders for Tap Strap 1
2019 Tap Strap 2 launch over 40,000 units sold!
2024 TapXR launch, sold on Amazon and Tapwithus.com. Expansion into international markets and focusing on proven audiences.

We have a clear and direct path to *growth*

we have a clear and direct path to *growth.*

Join us and invest alongside thousands of angel investors, seasoned entrepreneurs and digital creators.

We're revolutionizing input.
Join us.